Exhibit 99.3

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The IGB Group

Bryan Degnan

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Leon Berman

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Global Ship Lease Announces Agreement to Acquire Four Post-Panamax

Containerships on Multi-Year Charters

LONDON, May 8, 2023 – Global Ship Lease, Inc. (NYSE: GSL) (the “Company”) a leading independent owner of containerships, announced today that it has agreed to purchase and charter back four 8,500 TEU Post-Panamax containerships with an average age of approximately 20 years for an aggregate purchase price of $123.3 million. The charters are to a leading liner operator for a minimum firm period of 24 months each, followed by a 12-month extension at the charterer’s option. The vessels are expected to generate aggregate Adjusted EBITDA of approximately $76.6 million over the minimum firm period, implying an attractive average Purchase Price / Annual Adjusted EBITDA multiple of approximately 3.2x. If all options are exercised, the vessels are expected to generate approximately $95.3 million of aggregate Adjusted EBITDA. With these additions, the Company’s fleet will comprise 68 vessels with a total capacity of 375,406 TEU.

The vessels are scheduled for phased delivery during the second and third quarters of 2023, at which point the vessels will be renamed GSL Alexandra, GSL Sofia, GSL Lydia, and GSL Effie. The Company expects to pay for the ships with a combination of cash on hand and senior secured debt. The floating interest rate exposure of the senior secured debt will be covered under the Company’s existing interest rate caps of 0.75% through the fourth quarter of 2026.

“We are pleased to announce the acquisition of these four high-specification, enhanced-efficiency vessels, which both provide GSL with immediate, contracted cash flow from a top-tier counterparty and further increase our fleet’s presence in the in-demand Post-Panamax fleet segment,” said George Youroukos, Executive Chairman of Global Ship Lease. “The transaction offers strong economics, combining predictable contracted cashflows with low residual value risk, consistent with our prior transactions. Additionally, it demonstrates the through-cycle value of our strong balance sheet, deep industry relationships, and disciplined, returns-focused acquisition strategy.”

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

Prior to this transaction, Global Ship Lease owned 64 containerships, ranging from 2,207 to 11,040 TEU, with an aggregate capacity of 341,230 TEU.

Adjusted to include all charters agreed, up to March 1, 2023, the average remaining term of the Company’s charters as at December 31, 2022, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.7 years on a TEU-weighted basis. Contracted revenue on the same basis was $2.09 billion. Contracted revenue was $2.50 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.5 years.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

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